FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2007

                        Commission File Number: 001-32458



                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. on February 21, 2007 announcing its financial results for the year ended December 31, 2006 and declaring a cash dividend for the fourth quarter of 2006.

                                                                       Exhibit 1



                           Corporate Contact:
                           Ioannis Zafirakis
                           Director and Vice-President
                           Telephone: + 30-210-9470100
                           Email: izafirakis@dianashippinginc.com

For Immediate Release
                           Investor and Media Relations:
                           Edward Nebb
                           Euro RSCG Magnet
                           Telephone: + 1-212-367-6848
                           Email: ed.nebb@eurorscg.com


                  DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
             FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2006
                                       AND
                  DECLARES CASH DIVIDEND OF 46 CENTS PER SHARE
                         FOR THE FOURTH QUARTER OF 2006


ATHENS, GREECE, February 21, 2007 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $19.4 million for the fourth quarter of 2006, compared to net income of $13.9 million reported for the same period of 2005.

     Voyage and time charter revenues were $35.2 million for the fourth quarter of 2006, compared to $24.0 million for the same period of 2005. This increase was due to the growth in the number of vessels in the Company's fleet and to increased time charter rates.

     Net income for the year ended December 31, 2006, amounted to $61.1 million compared to net income of $65.0 million for the same period of 2005. Net income available to common stockholders during the period, after the non-recurring preferential deemed dividend of $20.3 million relating to the purchase of Diana Shipping Services S.A. on April 1, 2006, was $40.8 million. Voyage and time charter revenues were $116.1 million for the year ended December 31, 2006, compared to $103.1 million for the same period of 2005.

Dividend Declaration

     The Company has declared a cash dividend on its common stock of $0.46 per share, based on its cash from operations during the fourth quarter of 2006. The cash dividend will be payable on or about March 14, 2007 to shareholders of record as of March 7, 2007. The Company has 53.05 million shares of common stock outstanding.

     "We are pleased that our earnings per share performance has continued its positive sequential trend during the year 2006. EPS rose during 2006 to US$0.37 in the fourth quarter, up from US$0.32 in the third quarter, US$0.28 in the second quarter (before the non-recurring preferential deemed dividend), and US$0.26 in the first quarter. We believe that our strategy of expanding our fleet, while maintaining a flexible chartering policy that permits the Company to benefit from the dynamic nature of the freight market, has driven our strong results and enabled us to continue increasing our dividend for the fourth quarter of 2006 to 46 cents per share," said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping Inc.

Fleet Employment Profile

       Currently Diana's fleet is employed as follows:

                  Sister
  Name            ships(3)    Year Built         DWT             Employment (1)               Charter Expiration(2)
---------------- ----------- ------------- ---------------- -------------------------- ----------------------------------
Nirefs               A           2001          75,311        4TCs Average(4) + 4.5%       Oct 23, 2007 - Jan 23, 2008
Alcyon               A           2001          75,247                $22,582              Oct 15, 2007 - Feb 15, 2008
Triton               A           2001          75,336                $24,400            Oct. 17, 2009 - Jan 17, 2010(5)
Oceanis              A           2001          75,211                $17,000              Apr 19, 2007 - Jun 19, 2007
Dione                A           2001          75,172                $28,500              Nov 7, 2007 - Jan 17, 2008
Danae                A           2001          75,106                $30,000              Apr 5, 2007 - Apr 24, 2007
Protefs              B           2004          73,630            4TCs Average(4)          Jan 04, 2007 - Mar 4, 2007
Calipso              B           2005          73,691                $26,750              Dec 21, 2007 - Feb 21, 2008
Clio                 B           2005          73,691         4TCs Average(4) +$850              Feb 28, 2007
Thetis               B           2004          73,583                $25,000              Aug 3, 2007 - Oct 18, 2007
Naias                B           2006          73,546                $21,000             Jun 28 , 2007 - Sep 28, 2007
Erato                C           2004          74,444                $30,500               Nov 9, 2007 - Jan 9, 2008
Coronis              C           2006          74,381                $27,500              Jan 18, 2009 - Mar 18, 2009
Pantelis SP          -           1999          169,883               $47,500            Jan 25, 2008 - Mar 25, 2008(6)
Sideris GS           D           2006          174,186             $41,000(7)           Oct 17, 2010 - Jan 16, 2011(8)
Semirio              D           2007          175,000             $41,000(9)           Apr 30, 2011 - Jul 30, 2011(8)
Hull H1107(10)       D           2010          177,000                  -                              -
Hull H1108(10)       D           2010          177,000                  -                              -
                                           ----------------
                                   Total:    1,841,418

(1)  Gross time charter rate per day.
(2)  Charterers' optional period to redeliver the vessel to owners.
(3)  Each  vessel  is a sister  ship of the  other  vessels  that  have the same letter.
(4) Adjustable every 15 days based on the average of four main pre-determined time charter routes, as published by the Baltic Exchange.
(5) The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.
(6) The vessel has been sold and is expected to be delivered to its new owners in July 2007.
(7) The daily time charter rate will be $46,000 during the first year; $43,000 during the second year; $39,000 during the third year and $36,000 during the fourth year.
(8) The charterer has the option to employ the vessel for a further 11-13 month period, counting from the end of the 48th month, at the daily time charter rate of $48,500.
(9) The daily time charter rate will be $51,000 for the first and second year and $31,000 for the third and fourth year. The vessel is expected to be delivered to the Company in June 2007.
(10) Expected to be delivered in the second quarter of 2010.

Summary of Selected Financials & Other Data

                                                                Three Months Ended                       Year Ended
                                                                   December 31,                        December 31,
                                                              2006              2005              2006               2005
                                                          --------------    -------------     --------------     -------------
                                                           (unaudited)       (unaudited)        (unaudited)       (unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
      Voyage and time charter revenues                    $      35,184     $      24,005      $    116,101      $    103,104
      Voyage expenses                                             1,732             1,291             6,059             6,480
      Vessel operating expenses                                   6,226             4,287            22,489            14,955
      Net income                                                 19,425            13,875            61,063            64,990
      Net income available to common stockholders                19,425            13,875            40,796            64,990
FLEET DATA
      Average number of vessels                                    14.4              10.8              13.4               9.6
      Number of vessels                                            15.0              12.0              15.0              12.0
      Weighted average age of fleet (in years)                      3.7               3.8               3.7               3.8
      Ownership days                                              1,321               995             4,897             3,510
      Available days                                              1,321               984             4,856             3,471
      Operating days                                              1,319               980             4,849             3,460
      Fleet utilization                                           99.8%             99.6%             99.9%             99.7%
AVERAGE DAILY RESULTS
      Time charter equivalent (TCE) rate (1)              $      25,323     $      23,083      $     22,661      $     27,838
      Daily vessel operating expenses (2)                 $       4,713     $       4,309      $      4,592      $      4,261

-------------
(1) Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.
(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

     Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, February 22, 2007. Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". The conference call also may be accessed by telephone by dialing 1-877-692-2086 (for U.S.-based callers) or 1-973-935-8599 (for international callers).

     A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 8431680.

About the Company

     Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

     Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

     The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

     The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

     In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                         (See financial tables attached)

                                                        DIANA SHIPPING INC.
                                                         FINANCIAL TABLES

                           Expressed in thousands of U.S. Dollars, except share, per day and fleet data

                                                 CONSOLIDATED STATEMENTS OF INCOME

                                                                     Three Months Ended                        Year Ended
                                                                        December 31,                         December 31,
                                                                   2006              2005              2006                2005
                                                               -------------     -------------     --------------     --------------
                                                               (unaudited)       (unaudited)        (unaudited)
 REVENUES:
  Voyage and time charter revenues                          $        35,184   $        24,005   $        116,101   $         103,104

 EXPENSES:
      Vessel expenses                                                 1,732             1,291              6,059               6,480
      Vessel operating expenses                                       6,226             4,287             22,489              14,955
      Depreciation and amortization of deferred charges               4,728             2,976             16,709               9,943
      Management fees                                                     -               486                573               1,731
      Executive management services and rent                              -                38                 76                 455
      General and administrative expenses                             1,932               841              6,331               2,871
      Foreign currency losses (gains)                                    26               (1)               (52)                (30)
                                                               -------------     -------------     --------------     --------------
      Operating income                                               20,540            14,087             63,916              66,699
                                                               -------------     -------------     --------------     --------------

 OTHER INCOME (EXPENSES):
      Interest and finance costs                                    (1,317)             (569)            (3,886)             (2,731)
      Interest Income                                                   202               357              1,033               1,022
                                                               -------------     -------------     --------------     --------------

      Total other income (expenses), net                            (1,115)             (212)            (2,853)             (1,709)
                                                               -------------     -------------     --------------     --------------

 Net Income                                                 $        19,425   $        13,875   $         61,063   $          64,990
                                                               =============     =============     ==============     ==============

     Preferential deemed dividend                                         -                 -           (20,267)                   -
                                                               -------------     -------------     --------------     --------------

 Net income/(loss) available to common stockholders         $        19,425   $        13,875   $         40,796   $          64,990
                                                               =============     =============     ==============     ==============

Earnings/(losses)  per common share, basic and diluted      $          0.37   $          0.34   $           0.82   $            1.72
                                                               =============     =============     ==============     ==============

Weighted average number of common shares, basic and
diluted                                                          53,050,000        41,358,696         49,528,904          37,765,753
                                                               =============     =============     ==============     ==============

BALANCE SHEET DATA
                                                                                                         December 31,
                                                                                                   2006               2005
                                                                                               --------------     -------------
ASSETS                                                                                          (unaudited)
------
 Cash and cash equivalents                                                                            14,511            21,230
 Other current assets                                                                                  4,551             5,367
 Advances for vessels under construction and acquisitions and other vessel costs                      24,347             4,221
 Vessels' net book value                                                                             464,439           307,305
 Other fixed assets, net                                                                                 897                 -
 Other non-current assets                                                                              1,930             3,826
                                                                                               --------------     -------------
     Total assets                                                                                    510,675           341,949
                                                                                               ==============     =============

LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities, including current portion of long   term debt                                    7,636             4,667
 Long-term debt, net of current portion                                                              138,239            12,859
 Other non-current liabilities                                                                         1,697               265
 Total stockholders' equity                                                                          363,103           324,158
                                                                                               --------------     -------------
     Total liabilities and stockholders' equity                                                      510,675           341,949
                                                                                               ==============     =============

OTHER FINANCIAL DATA
                                                                Three Months Ended                        Year Ended
                                                                   December 31,                         December 31,
                                                              2006               2005               2006               2005
                                                         -------------     ---------------     --------------     -------------
                                                         (unaudited)         (unaudited)         (unaudited)
 Net cash from operating activities                   $        25,547   $          11,592   $         82,370   $        69,256
 Net cash used in investing activities                       (97,306)            (77,754)          (193,096)         (169,241)
 Net cash from financing activities                            77,860              57,408            104,007           119,457

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DIANA SHIPPING INC.
                                                    (registrant)


Dated:  February 23, 2007                       By:  /s/ Anastassis Margaronis
                                                     --------------------------
                                                     Anastassis Margaronis
                                                     President








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